SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida 33431

telephone (561) 362-9595
telecopier (561) 362-9612
jim@swblaw.net

December 22, 2009

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	H. Christopher Owings, Assistant Director
Bill Thompson, Accounting Branch Chief
Ta Tanisha Meadows, Staff Accountant

Re:	China Logistics Group, Inc. (the "Company")
Amendment No. 3 to the Registration Statement on Form S-1
File No. 333-151783
Form 10-K/A for the fiscal year ended December 31, 2008
Filed September 29, 2009
Form 10-Q for the fiscal quarter ended June 30, 2009
Filed August 19, 2009
File No. 0-31497

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated October 28, 2009.  Following are the Company’s responses to such comments.  Upon review by the staff of these responses, and as indicated below, the Company will file Amendment No. 4 to the aforedescribed registration statement on Form S-1, which such amendment shall also include updated interim financial statements in accordance with Rule 3-12 and paragraph (c) of Rule 3-01 of Regulation S-X, together with such additional filings as are deemed necessary in response to the staff’s comments.

Amendment No. 3 to Form S-1 Filed October 9, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 20

1.	Please include net income in the table of consolidated operating results for the interim periods presented on page 21.

RESPONSE:                      The table of consolidated operating results for the interim periods which appears within MD&A will be expanded in Amendment No. 4 to add the additional requested disclosure.

2.	Please include a discussion and analysis of other income and expense for the interim periods presented.

RESPONSE:   In Amendment No. 4 the Company will add the following requested disclosure:

Total Other Income (Expenses)

Total other income (expense) consists of realized exchange gains and losses, interest expense, non-operating bad debt, and registration agreement penalty. Total other income (expense) in the third quarter of 2009 decreased $1,601,093 compared to same period in 2008 primarily as a result of the absence of a registration agreement penalty accrued in 2008. The penalty is payable to the investors in our April 2008 Unit Offering pursuant to the agreements we entered into with them.

Total other income (expense) for the first nine months of 2009 decreased $1,738,158 compared to the same period in 2008, primarily as a result of a $10,000 increase in realized exchange gain, the absence of the $1,597,000 registration agreement penalty accrued in 2008 and the absence of approximately $87,000 in bad debt from a principal shareholder and related party, Mr. David Aubel, that was deemed uncollectible in the second quarter of 2008.

3.	Please include a discussion and analysis of foreign income taxes for each period presented.

RESPONSE:  Amendment No. 4 will include the following requested disclosure:

Foreign Taxes

Foreign taxes for the third quarter and first nine months of 2009 decreased $125,118 and $194,636, respectively, compared to the same periods in 2008 due to lower income generated in China.  Foreign taxes for the year ended December 31, 2008 increased $212,395 compared to the prior year ended December 31, 2007.  We did not generate revenues in the U.S. in any period presented and only incurred corporate expenses and therefore have a net loss carryforward for U.S. tax purposes.

Critical Accounting Policies, page 27

4.	We note that changes in your estimate of the allowance for doubtful accounts resulted in credits to bad debt expense for the interim periods of fiscal 2008 rather than fiscal 2009. Please revise.

RESPONSE:  In Amendment No. 4 the Company will revise this typographical error and change “2009” to “2008”.

Recent Accounting Pronouncements, page 28

5.
We reviewed your response to comment six in our letter dated July, 23, 2009 and the revisions to your disclosure.  You provided the disclosure required by SFAS 165 in Note 11 to the unaudited financial statements included in the filing.  Please revise your disclosure to clarify that you adopted the statement.  Similarly revise your disclosure in Note 4 to the unaudited financial statements.

RESPONSE:  Amendment No. 4 will be revised to clarify that the Company adopted SFAS 165 as follows:

In May 2009 the FASB issued SFAS No. 165, Subsequent Events, or current codification reference FASB ASC Topic 855 Subsequent Events.  FASB ASC paragraph 855-10-50-1 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  This paragraph requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether the date represents the date the financial statements were issued or were available to be issued.  FASB ASC Topic 855 is effective in the first interim period ending after June 15, 2009.  We adopted this standard as of the beginning of our second quarter of fiscal 2009.  We expect the adoption of this standard will have an impact on disclosures in our consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and value of the any subsequent events occurring after adoption.

Our Business, page 28

Properties, page 35

6.
We note your response to comment seven in our letter dated July 23, 209.  Please disclose whether the lease with Mr. Chen is on terms that are at least as favorable to the company as would be available from an unaffiliated party.

RESPONSE: In Amendment No. 4 the Company will add the following additional disclosure to the paragraph which appears within Properties:

There are no assurances, however, that the terms of the transactions with these related parties are comparable to terms that we could have obtained from unaffiliated third parties.

Certain Relationships and Related Transactions, page 39

7.	Please correct the apparent typographical error in the second paragraph on page 39, or advise. It appears the word should be “agreement” and not “argument.”

RESPONSE:  In Amendment No. 4 the Company will correct this typographical error by substituting the work “agreement” for “argument”.

Unaudited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-4

8.
The indirect or reconciliation method of reporting net cash flow from operating activities required by paragraph 28 of SFAS 95 should begin with net income or loss rather than net income or loss attributable to China Logistics Group, Inc. Please revise.

RESPONSE:  In Amendment No. 4, the Company will revise its Consolidated Statements of Cash Flows to begin with net income rather than net income or loss attributable to China Logistics Group, Inc.

Notes to Unaudited Consolidated Financial Statements, page F-5

Note 6- Stockholders’ Equity, page F-14

2008 Unit Offering, page F-14

9.
We note your disclosure of the anti-dilution protections contained in the subscription agreement for the 2008 Unit Offering.  Please provide us with your evaluation as to whether the warrants are indexed to your own stock using the two-step approach in EITF 07-5.  It appears the warrants are not indexed to your own stock because the exercise price is subject to adjustment and that you should have applied the guidance in EITF 07-5 as of the beginning of the period. Refer to Example 8 in EITF 07-5.

RESPONSE:  The Company believes that the warrants issued in connection with the subscription agreement for the 2008 Unit Offering may not meet the scope exception under paragraph 11(a) of Statement 133 (FASB ASC 815-10-15-74); more specifically, Example 8 in EITF 07-5 appears to be similar enough to render the conclusion that the warrants are not considered indexed to the Company’s own stock.  Nevertheless, the purpose of paragraph 11 is to exclude from derivative treatment instruments which would otherwise be treated as derivatives under paragraphs 6-10 of FAS 133 (FASB ASC 815-10-15-83).  Before the Company analyzes paragraph 11(a) to determine if the scope exception applies to the warrants, the Company believes it first must determine if the warrants meet all the characteristics of a derivative instrument and should be treated as derivative instruments.  The characteristics of a derivative as described in FASB ASC 815-10-15-83 states the following:

15-83 A derivative instrument is a financial instrument or other contract with all of the following characteristics:

a.
 Underlying, notional amount, payment provision. The contract has both of the following terms, which determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required:

1.	One or more underlyings
2.	One or more notional amounts or payment provisions or both.

b.
 Initial net investment. The contract requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Net settlement. The contract can be settled net by any of the following means:

1.	Its terms implicitly or explicitly require or permit net settlement.
2.	It can readily be settled net by a means outside the contract.
3.	It provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The Company believes that the warrants meet the first two tests of (a), having an underlying and notional amount and (b) requiring smaller initial investment than would be required.  However, the Company believes that the warrants do not meet the third characteristic of net settlement.

FASB ASC 815-10-15-99 deals with the definition of a net settlement; in order for the net settlement requirement to be met, the contract must meet one of the three tests listed in paragraph 99.  The Company believes that the first two, which are described in paragraph 99(a) and (b), clearly do not apply and that the only possible application is paragraph 99(c).

Paragraph 99(c) requires that one of the parties deliver an asset of the type described in paragraph 815-10-15-100, but the asset must be readily convertible to cash or it is itself a derivative instrument.  The shares of common stock that are deliverable by the Company may be a type of asset described in paragraph 815-10-15-100, but the Company believes that such shares do not meet the second part of the test, i.e., such shares are not readily convertible to cash and the common stock issuable upon exercise of the warrants is not a cash equivalent.

Financial Accounting Standards Board Accounting Standard Codification (FASB ASC) Master Glossary and Paragraph 9 of Statement 133 define Readily Convertible to Cash as follows:

Assets that are readily convertible to cash have both of the following:

a.	Interchangeable (fungible) units, and
b.	Quoted prices available in an active market that can rapidly absorb the quantity held by the entity without significantly affecting the price.

Further, FASB ASC 815-10-15-130 (Paragraph 57 of Statement 133) provides the following additional clarification for determining whether shares of stock are readily convertible to cash:

A security that is publicly traded but for which the market is not very active is readily convertible to cash if the number of shares or other units of the security to be exchanged is small relative to the daily transaction volume.  That same security would not be readily convertible if the number of shares to be exchanged is large relative to the daily transaction volume.

Considering that for a recent 24-month period beginning on the day of the reverse recapitalization transaction on December 31, 2007 through October 30, 2009 the total transaction volume of the Company’s shares was 4,934,107 shares with an average daily transaction volume of 10,657 shares, the Company believes that it is clear that the 31,558,500 warrants issued in connection with the 2008 Unit Offering were not readily convertible to cash and any amount of additional warrants issued above those exercisable into 10,000 shares of common stock would appear large relative to the daily transaction volume, and therefore would also not be readily convertible.

Based upon the foregoing, the Company believes that it is clear that each of:

·	the number of shares issuable upon exercise of the warrants,
·	the relationship between the number of warrants and the outstanding common stock,
·	the lack of an active market in the stock,
·	the fact that the common stock is not listed on an exchange and was not so listed at the time the warrants were issued, and
·	the fact that the underlying common stock is not registered with the Commission all demonstrate that the net settlement test is not met, and therefore the warrants are not derivatives.  In addition, the Company believes that the warrants do not represent rights and obligations that meet the definitions of assets and liabilities.

Annual Financial Statements

10.
Please revise to reflect the retrospective presentation and disclosure provisions of SFAS 160.  Refer to paragraph 5 of SFAS 160.  Similarly revise selected financial data on page 8 and your disclosures in management’s discussion and analysis of financial condition and results of operations and elsewhere throughout the document.

RESPONSE:  In the Amendment No. 4, the Company will revise its financial statements for the year ended December 31, 2008 to reflect the retrospective presentation and disclosure provisions of SFAS 160. The Company will also revise its presentation and disclosure accordingly throughout the document.

Notes to Consolidated Financial Statements, page F-25

Note 1 – Summary of Business and Organization, page F-25

11.
We reviewed your response to comment 27 in our letter dated July 23, 2009.  We understand the acquisition agreement was amended to provide for the payment of additional consideration.  We also understand from your disclosure on page F-26 that it was in your long-term best interest to agree to pay Mr. Chen additional consideration, particularly as the operations of Shandong Jiajia represented all of your business and operations following the transaction.  Please tell us why Mr. Liu did not receive additional consideration as a shareholder of Shandong Jiajia.  Please also provide us with your analysis of the facts and circumstances that support accounting for the consideration as acquisition consideration as opposed to compensation, particularly since the additional consideration was not distributed to shareholders on a pro rata basis and in light of your disclosure that Mr. Chen was critical to the integration.  In addition, as previously requested, tell us why the warrants issued to Mr. Chen are properly accounted for as equity instruments during the period in which you did not have sufficient authorized shares to settle the contract.  Refer to paragraph 19 of EITF 00-19.

RESPONSE:  The Company advises that Mr. Liu and Mr. Chen, the sole shareholders of Shandong Jiajia prior to the acquisition, agreed amongst themselves that Mr. Chen would be entitled to receive all of the additional acquisition consideration the Company agreed to pay the shareholders of Shandong Jiajia as set forth in the January 28, 2008 amendment to the acquisition agreement (the “January 2008 Amendment”).  Mr. Chen believed that his contribution in building Shandong Jiajia’s business was undervalued compared to the interest owned by Mr. Liu.  Mr. Liu agreed that Mr. Chen should, therefore, receive a greater portion of the total acquisition consideration.  The ultimate decision regarding how the acquisition consideration was to be allocated among the shareholders, pro-rata or otherwise, was at the sole discretion of Messrs. Liu and Chen. The Company determined that the future prospects of Shandong Jiajia justified the additional acquisition consideration and it had no reason to question nor dictate to the shareholders of Shandong Jiajia how they would allocate the additional acquisition consideration.

The Company believes that the additional acquisition consideration should not be treated as compensation because it does not meet the definition of share-based compensation under FASB codification paragraph 718-10-15-3 (formerly 123R) which is defined as:

"... all share-based payment transactions in which an entity acquires employee services by issuing (or offering to issue) its shares, share options, or other equity instruments …"

Neither the original December 2007 acquisition agreement nor the January 2008 Amendment included any obligation on Mr. Chen’s part to remain employed by the Company or Shandong Jiajia.  Rather, the agreements contemplated acquisition of assets from which the Company expected to realize a significant future benefit based on the overall operations of Shandong Jiajia, not just the continued employment of Mr. Chen.

In addition, FASB codification paragraph 718-10-25-15 (SFAS 123R, paragraph 34) provides that:

“The accounting for an award of share-based payment shall reflect the substantive terms of the award and any related payment. Generally, the written terms provide the best evidence of the substantive terms of the awards …”

The terms of the January 2008 Amendment clearly state that the additional acquisition consideration was additional payment for the purchase of the 51% interest in Shandong Jiajia.  There was no condition or requirement that Mr. Chen remain employed by the Company or Shandong Jiajia after the closing.

Under these circumstances, the additional acquisition consideration does not meet the definition of compensation under FASB codification paragraphs 718-10-15-3 and 718-10-25-15.

The Company also believes that it is important to note that there is no significant difference on its balance sheet when accounting for the additional payment as acquisition consideration or compensation.  Under the Company’s treatment of the additional shares as additional acquisition consideration and in connection with the treatment of equity in the reverse recapitalization, the additional consideration was accounted for a reduction to retained earnings as of December 31, 2007. No goodwill or any other asset category was created on the balance sheet for this item.  If the Company were to have treated the payment to the shareholders of Shandong Jiajia as compensation, such payment would have been expensed and likewise be ultimately accounted for as a reduction to retained earnings as of December 31, 2007.  The Company believes that the net effect on the Company’s balance sheet would have been the same for both accounting treatments.

Further, the Company believes that the warrants issued to Mr. Chen are not properly accounted for as equity instruments during the period in which the Company did not have sufficient authorized shares to settle the contract based upon its review of paragraph 19 of EITF 00-19 which states as follows:

“If a company could be required to obtain shareholder approval [emphasis supplied] to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the Company… share settlement is within the control of the company and the contract should be classified as a permanent equity instrument.”

It appears that the additional acquisition consideration should have been treated as a liability as of the end of December 31, 2007 and later reclassified to equity in the quarterly report for the period ending March 31, 2008 as the proper shareholder approval was obtained to amend the Company’s articles of incorporation to increase in the number of shares of authorized common stock and a reverse stock split, among other things, on February 11, 2008, which such action was effective on March 11, 2008.  This amendment allowed the Company to deliver the shares provided for in the January 2008 Amendment.

As a result, we will file Amendment No. 4 to Form 10-K/A for the fiscal year ended December 31, 2007 and amend the balance sheet at December 31, 2007 to reflect the additional acquisition consideration as a liability.

Note 2- Restatement of Financial Statements, page F-27

12.
Please disclose the adjustments to additional paid-in capital and accumulated deficit in the table of balance sheet data for 2007.  In addition, we note that total current liabilities, basic and diluted income (loss) per common share and basic and diluted weighted average shares outstanding in the 2007 tables differ from the financial statements.  Please revise.

RESPONSE:  In Amendment No. 4, the Company will revise the Balance Sheet data for December 31, 2007 and Statement of Operations for the year ended December 31, 2007 found in Note 2 – Restatement of Financial Statements as follows:

Balance Sheet Data December 31, 2007	As Filed	Adjustment to Restate	Restated
Accounts receivable – related party	$160,350	$(153,350)	$7,000
Deferred Costs	5,450	(5,450)	-
Prepayment and other current assets	338,895	(10,830)	328,065
Total current assets	5,269,566	(169,630)	5,099,936
Property and equipment, net	46,622	(4,286)	42,336
Other assets:
Intangible assets	3,912,301	(3,912,301)	-
Deposits	12,00	(12,000)	-
Total other assets	3,924,301	(3,924,301)	-
Total assets	9,240,489	(4,098,217)	5,142,272
Accounts payable – trade	4,444,825	(835,940)	3,608,885
Accrued consulting fees	3,780,000	(3,780,000)	-
Other accruals and current liabilities	343,301	141,800	485,101
Derivative liabilities	3,856,416	(3,856,416)	-
Total current liabilities	16,206,143	(8,330,555)	7,875,588
Minority interest	781,441	(180,413)	601,028
Stockholders’ deficit
Series B Convertible Preferred Stock	845	450	1,295
Common Stock, $.001 par value	199,962	(194,963)	4,999
Additional paid-in capital	20,813,099	(7,885,474	12,927,625
Accumulated deficit	(28,535,611)	12,492,738	(16,042,873)
Total stockholders’ equity (deficit)	(7,747,095)	4,412,751	(3,334,344)
Total liabilities and stockholders’ deficit	9,240,489	(4,098,217)	5,142,272

Statement of Operations Data Year ended December 31, 2007	As Filed	Adjustment to Restate	Restated
Sales	$-	$35,298,453	$35,298,453
Cost of sales	-	34,036,196	34,036,196
Gross profit	-	1,262,257	1,262,257
Selling, general and administrative	1,317,258	(639,081)	678,177
Provision for obsolete inventory	4,138	(4,138)	-
Depreciation	8,028	(8,028)	-
Fair value of equity instruments	10,424,900	(10,424,900)	-
Bad debt expense	5,917	(5,917)	-
Total operating expenses	11,760,241	(11,082,064)	678,177
Operating income (loss)	(11,760,241)	12,344,321	584,080
Other income (expenses):
Change in fair value of derivative liability	662,899	(662,899)	-
Other income	_-	13,515	13,575
Interest expense-related party	(201,583)	201,583	-
Total other income (expense)	461,316	(447,741)	13,575
Income (loss) before income taxes and minority interest	(11,298,925)	11,896,580	597,655
Foreign taxes	-	57,205	57,205
Income (loss) before minority interest	(11,298,925)	11,839,375	540,450
Minority interest in income of subsidiary	-	264,820	264,820
Net income (Loss)	(11,298,925)	11,574,555	275,630
Foreign currency translation adjustment	-	(228,976)	(228,976)
Comprehensive income (loss)	(11,298,925)	11,345,579	46,654
Basic and Diluted income (loss) per common share:
Basic	(0.08)	20.20	20.12
Diluted	(0.08)	0.13	0.05
Weighted average number of shares outstanding:
Basic	137,686,070	(134,243,918)	3,442,152
Diluted	137,686,070	(134,196,462)	3,489,608

Note 6- Convertible Note Payable- David Aubel, Related Party, page F-37

13.
We reviewed your response to comment 32 in our letter dated July 23, 2009, and it is still unclear to us how the restatement affected your financial statements.  We understand that embedded conversion features were properly accounted for as derivatives until the notes were modified in connection with the reverse recapitalization transactions.  Please tell us whether our understanding is correct or whether you restated the historical financial statements of the legal acquirer in accounting for the transaction.  Please also tell us the entries you made to correct the accounting accorded to the convertible notes in the restatement of your financial statements.  In addition, tell us the discounts recorded to equity and immediately recognized in earnings with respect to beneficial conversion features embedded in the convertible notes for each period presented.  We may have further comment regarding your disclosures after reviewing your response.

RESPONSE:  The staff’s understanding is correct as the embedded conversion feature of the Convertible Note Payable – David Aubel, Related Party was properly accounted for as a derivative until it was modified pursuant to Section 4(l) of the December 2007 Acquisition Agreement between the Company and Shandong Jiajia.  Section 4(l) of that agreement fixed the conversion price and number of shares to be converted to repay the convertible note.  On March 20, 2008, the convertible note was converted into 2,864,606 shares of the Company’s common stock and the shares were issued to Mr. David Aubel.

The historical financial statements of the legal acquirer, China Logistics Group, Inc. (f/k/a Media Ready, Inc.), were not restated in accounting for its transaction with Shandong Jiajia; i.e. the financial statements included on the Company’s Form 10-K for the fiscal year ended December 31, 2006 have not been restated.  Rather, as of December 31, 2007 the financial statements of China Logistics Group, Inc. were retrospectively restated to present the historical financial statements of Shandong Jiajia, the accounting acquirer of the reverse recapitalization.  These restated historical financial statements are included in the Company’s Form 10-K/A (Amendment No. 3) for the fiscal year ended December 31, 2007 and its registration statement on Form S-1 (Amendment Nos. 1, 2 and 3).  Based on the Company’s accounting for the transaction as a reverse recapitalization, no convertible note or the derivative liability associated with this note is presented on the balance sheet as at December 31, 2006 in the Company’s Form 10-K/A (Amendment No. 3).

The accounting entries made to correct the accounting accorded to the convertible note are as follows:

(a)           The following adjusting entry was made as of December 31, 2007 to reduce to $0 the derivative liability associated with the embedded conversion feature of convertible note and was included in the aforedescribed filings:

Description	Debit	Credit
Derivative Liability	$3,856,416
Additional Paid-in-Capital		$3,856,416

(b)           The following entry was made as of December 31, 2007 to re-classify the amounts included in additional paid-in capital to retained earnings and is part of an entry that adjusted additional paid-in capital so that the amount of the difference between the par value of securities owned by the shareholders of the Company prior to its acquisition of Shandong Jiajia and the net liability acquired would be charged to retained earnings:

Description	Debit	Credit
Additional Paid-in-Capital	$3,856,416
Retained Earnings		$3,856,416

The discounts recorded to equity and immediately recognized in earnings (losses) with respect to the beneficial conversion feature embedded in the convertible note for 2006, 2007 and 2008 are as follows:

Year	Number of Shares Converted	Amount of Note Reduction	Intrinsic Value
2006	592,500	1,445,000	2,319,000
2007	1,795,000	1,751,720	2,821,280
2008	2,864,606	2,521,380	(659,432)

Note 14- Commitments, page F-47

14.	As previously requested, please disclose rent expense for each year presented with separate amounts for minimum rentals, contingent rentals and sublease rentals. Refer to paragraph 16 of SFAS 13.

RESPONSE: In amendment No. 4 the Company will provide the following additional requested disclosure:

Rent expense from our office leases for the third quarter and first nine months of 2009 were approximately $29,000 and $87,000, respectively, and approximately $27,000 and $81,000, respectively, in the comparative periods of 2008.  We did not have any minimum, contingent, or sublease arrangements in these leases.

Form 10-K/A for Fiscal Year Ended December 31, 2008

15.	Please address the above comments in future annual reports to the extent applicable

RESPONSE:  The Company acknowledges that it will address all comments in future annual reports to the extent applicable.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

16.	Please address the above comments in future interim filings to the extent applicable.

RESPONSE: The Company acknowledges that it will address all comments in future interim filings to the extent applicable. The Company addressed the following comments of the October 28, 2009 comment letter in its quarterly report on Form 10-Q for the period ended September 30, 2009 filed on November 23, 2009:

Comment No.	Page No. of 10-Q where comment was addressed	Brief description
1	24	The Company included net income in the table of consolidated operating results for the interim periods.
2	26	The Company included a discussion and analysis of other income and expense for the interim periods.
3	26	The Company included a discussion and analysis of foreign income taxes for the interim periods.
6	20
The Company included the following statement after the description of related party leases: “There are no assurances that the terms of the transactions with these related parties are comparable to terms we could have obtained from unaffiliated third parties.”

8	4	The Company properly employed the indirect or reconciliation method of reporting net cash flows from operating activities and began with net (loss) income.
10	2-3	The Company retrospectively presents the financial statements for the period ended December 31, 2008 according to the provisions of SFAS 160 or FASB ASC Topic 810.
14	22	The Company disclosed rent expense for the interim periods

We trust the foregoing responds to the staff's comments.

Sincerely,

/s/ James M. Schneider
James M. Schneider

cc: Mr. Wei Chen
Sherb & Co., LLP